================================================================================
      As filed with the Securities and Exchange Commission on May 22, 1997
                              Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                              MEGO FINANCIAL CORP.
             (Exact name of registrant as specified in its charter)
                                 --------------
             NEW YORK                                            13-5629885
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)

                               4310 PARADISE ROAD
                             LAS VEGAS, NEVADA 89109
                                 (702) 737-3700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                                -----------------
                              DON A. MAYERSON, ESQ.
                            EXECUTIVE VICE PRESIDENT,
                          GENERAL COUNSEL AND SECRETARY
                              MEGO FINANCIAL CORP.
                               4310 PARADISE ROAD
                             LAS VEGAS, NEVADA 89109
                                 (702) 737-3700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                -----------------

                          Copies of communications to:
                               FERN S. WATTS, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                          LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.
                               -------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               -------------------

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================
                                                                  PROPOSED MAXIMUM
             TITLE OF CLASS OF                   AMOUNT               AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED         TO BE REGISTERED      OFFERING PRICE(1)    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.............. 2,643,347 shares(2)       $18,916,452            $5,733
=========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the Company's Common Stock on May 19, 1997 on the Nasdaq National Market, in accordance with Rule 457(c) under the Securities Act of 1933.
(2) Includes 2,000,000 shares of Common Stock issuable upon the exercise of outstanding warrants, together with such indeterminate number of shares of Common Stock as may be issuable by reason of the anti-dilution provisions contained therein.
                              -------------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS

                   SUBJECT TO COMPLETION, DATED MAY 22, 1997

                                2,643,347 SHARES

                              MEGO FINANCIAL CORP.

                                  COMMON STOCK

                              ---------------------

         This Prospectus relates to an aggregate of 2,643,347 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Mego Financial Corp., a New York corporation (the "Company"), proposed to be sold from time to time by the Selling Securityholders named herein, including 2,000,000 Shares issuable upon the exercise of outstanding warrants to purchase Common Stock (the "Warrants"). See "Selling Securityholders" and "Description of Securities." The Company will not receive any proceeds from the sale of Shares by the Selling Securityholders; however, the maximum gross proceeds payable to the Company from the exercise of all of the Warrants, if exercised in full, and based on the current exercise prices, would be $11,375,000.

         The Company has registered the Shares under the Securities Act of 1933, as amended (the "Securities Act"), for sale by the Selling Securityholders, pursuant to certain agreements entered into by the Company and the Selling Securityholders. The Company has been advised by the Selling Securityholders that they may from time to time sell all or part of the Shares in one or more transactions in the over-the-counter market, on the Nasdaq National Market (or any exchange on which the Common Stock may then be listed), in negotiated transactions or otherwise, or pursuant to a combination of such methods of sale. The Shares will be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders or purchasers of the Shares, or both, for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Securityholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Securityholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Securityholders in connection with their sale of the Shares from time to time.

         The Common Stock is quoted on the Nasdaq National Market under the symbol "MEGO." On May 20, 1997, the closing sale price of the Common Stock on the Nasdaq National Market was $7.25 per share. As of May 20, 1997, there were 18,733,121 shares of Common Stock issued and outstanding.

         FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------



                THE DATE OF THIS PROSPECTUS IS _________ __, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, such reports, proxy statements and other information may be obtained from the Commission's web site at http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission under the Exchange Act are incorporated in and made a part of this Prospectus by reference:

         (a) the Company's Annual Report on Form 10-K for the year ended August 31, 1996;

         (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended November 30, 1996 and February 28, 1997; and

         (c) the Company's Registration Statement on Form 8-A (Registration No. 1-8645), as amended.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to the Company's principal executive office: Attn: Secretary, 4310 Paradise Road, Las Vegas, Nevada 89109, telephone number (702) 737-3700.





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                                       3

                                   THE COMPANY

         Mego Financial Corp. (the "Company") is a specialty financial services company that, through its 81.3% owned subsidiary, Mego Mortgage Corporation ("MMC"), and its wholly-owned subsidiary, Preferred Equities Corporation ("PEC"), is engaged primarily in originating, selling and servicing consumer receivables generated through home improvement and debt consolidation loans and timeshare and land sales. MMC originates Title I home improvement loans ("Title I Loans") insured by the Federal Housing Administration (the "FHA") of the Department of Housing and Urban Development ("HUD") and conventional home improvement and debt consolidation loans ("Conventional Loans") through a network of loan correspondents and home improvement contractors. PEC markets and finances timeshare interests in select resort areas, as well as retail lots and land parcels. By providing financing to virtually all of its customers, PEC also originates consumer receivables that it sells and services. Timeshare and land sales have historically accounted for most of the Company's revenues and profits; however, since March 1994, when MMC commenced operations, originating, selling and servicing home improvement and debt consolidation loans have accounted for an increasing portion of revenues and profits. During the fiscal quarter ended February 28, 1997, MMC accounted for approximately 46.0% of the Company's revenues.

         The Company was incorporated under the laws of the State of New York in 1954 under the name Mego Corp. and, in 1992, changed its name to Mego Financial Corp. The Company's executive offices are located at 4310 Paradise Road, Las Vegas, Nevada 89109 and its telephone number is (702) 737-3700.

MEGO MORTGAGE CORPORATION

         MMC is a specialized consumer finance company that originates, purchases, sells, securitizes and services consumer loans consisting primarily of home improvement and debt consolidation loans secured by liens on the improved property. Through its network of independent correspondent lenders ("Correspondents") and home improvement construction contractors ("Dealers"), MMC initially originated only Title I Loans. The Title I program provides for insurance of 90% of the principal balance of the loan, and certain other costs. MMC began offering Conventional Loans through its Correspondents in May 1996 and its Dealers in September 1996. Since May 1996, Conventional Loans have accounted for an increasing portion of loan originations. During the fiscal quarter ended February 28, 1997, Conventional Loans accounted for approximately 80.6% of MMC's loan originations.

         MMC's loan originations increased to $139.4 million during the fiscal year ended August 31, 1996 from $87.8 million during the fiscal year ended August 31, 1995. MMC originated $173.7 million of loans during the six months ended February 28, 1997 compared to $56.1 million during the six months ended February 29, 1996. MMC's revenues increased to $25.0 million for the fiscal year ended August 31, 1996 from $13.6 million for the fiscal year ended August 31, 1995 and $25.0 million for the six months ended February 28, 1997 from $12.7 million for the six months ended February 29, 1996. As a result of the substantial growth in loan originations, MMC has operated since March 1994, and expects to continue to operate for the foreseeable future, on a negative cash flow basis.

         MMC sells substantially all of the loans it originates through either whole loan sales to third party institutional purchasers or securitizations at a yield below the stated interest rate on the loans, retaining the right to service the loans and receive any amounts in excess of the guaranteed yield to the purchasers. MMC has completed five securitizations since March 1996 and expects to sell a substantial portion of its loan production through securitizations in the future. At February 28, 1997, MMC serviced $358.1 million of loans it had sold, and $10.3 million of loans it owned.

PREFERRED EQUITIES CORPORATION

         PEC acquires, develops and converts rental and condominium apartment buildings and hotels for sale as timeshare interests and engages in the retail sale of land. PEC's strategy is to acquire properties in desirable destination resort areas that offer a range of recreational activities and amenities. PEC markets and sells timeshare interests in its resorts in Las Vegas and Reno, Nevada; Honolulu, Hawaii; Brigantine, New Jersey; Steamboat Springs, Colorado; and Indian Shores near St. Petersburg, Florida; as well as land in Nevada and Colorado. PEC has recently acquired properties in Orlando, Florida; Steamboat Springs, Colorado; and Las Vegas, Nevada to be converted and sold as timeshare interests. In recent years, several major lodging, hospitality and entertainment companies, including The Walt Disney Company, Hilton Hotels Corporation, Marriott Ownership Resorts, Inc. and Hyatt Corporation, among others, have commenced developing and marketing timeshare interests in resort properties. In order to enhance its competitive position, in April 1995 PEC entered into a strategic alliance with Hospitality Franchise Systems, Inc. pursuant to which PEC was granted a ten-year (including a renewal option) exclusive license to operate both its existing and future timeshare properties under the name "Ramada Vacation Suites."

         PEC provides financing to virtually all of the purchasers of its timeshare interests, retail lots and land parcels, most of whom make a down payment equal to at least 10% of the purchase price. The term of the financing generally ranges from two to ten years, with principal and interest payable monthly in level payments. Interest rates are fixed and generally range from 0% to 16% per year, based on prevailing market rates and the amount of the down payment made relative to the sales price. PEC has a sales program whereby no stated interest is charged on those sales where the aggregate down payment is at least 50% of the purchase price and the balance is payable in 24 or fewer monthly payments. Timeshare loans generally range in principal amount up to $24,000 and average $8,000 and land loans generally range up to $70,000 and average $17,000. At February 28, 1997, PEC had a serviced portfolio of 17,730 notes receivable relating to sales of timeshare interests and land, which receivables had an aggregate outstanding principal balance of $115.0 million, a weighted average maturity of approximately 6.5 years and a weighted average interest rate of 11.5%. PEC sells a portion of its portfolio of customer receivables at a yield lower than the stated interest rate on the receivables, generally retaining the right to service the receivables and receive any amounts in excess of the guaranteed yield to purchasers.

STRATEGY

         The Company established MMC and entered the home improvement lending market to take advantage of PEC's servicing and collection capabilities, the experience of the Company's senior executives in home improvement lending, the similar customer profile of home improvement borrowers and purchasers of its timeshare interests and land parcels, and relatively stable prepayment expectations. The Company's strategic plan focuses on the continued expansion of its consumer lending operations. MMC intends to increase origination of loans, both Title I and Conventional, by expanding geographically and increasing the number of Dealers and Correspondents. MMC also intends to continue securitization of loans. In addition to its consumer lending strategy, the Company intends to expand its timeshare and land operations by actively pursuing the acquisition of properties and the development of timeshare properties in new markets.



                                  RECENT EVENTS

         In November 1996, MMC consummated an underwritten initial public offering of 2,300,000 shares of its common stock (the "MMC Common Stock Offering") resulting in net proceeds to MMC of $20.7 million. As a result of the MMC Common Stock Offering, the Company's ownership in MMC declined from 100% to 81.3%. The Company continues to have voting control on all matters submitted to shareholders of MMC, including the election of directors and approval of extraordinary corporate transactions. Concurrently with the MMC Common Stock Offering, MMC consummated an underwritten public offering of $40 million of 12.5% Senior Subordinated Notes (the "Notes") due in 2001 (together with the MMC Common Stock Offering, the "MMC Offerings") resulting in net proceeds to MMC of $37.7 million. The net proceeds from the MMC Offerings have been and will be used to repay indebtedness, including $12.6 million owed to the Company and $1.3 million owed to PEC, and to provide funds for the origination and securitization of loans.

                                  RISK FACTORS

         The shares offered hereby involve a high degree of risk, including the risks described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering before making an investment decision.

INTEREST RATE RISKS

         Changes in interest rates affect the Company's consumer finance business in a variety of ways, including decreased demand during periods of higher interest rates, fluctuations in profits derived from the difference between short-term and long-term interest rates and increases in prepayment rates during periods of lower interest rates. The profits realized by MMC from loans are, in part, a function of the difference between fixed long-term interest rates, at which MMC originates its loans, and adjustable short-term interest rates, at which MMC finances such loans until the closing of the sale of such loans. Generally, short-term rates are lower than long-term rates and MMC benefits from the positive interest rate differentials during the time the loans are held by MMC pending the closing of the sale of such loans. During the period from 1994 through the present, the interest rate differential was high and this fact contributed significantly to MMC's net interest income. The interest rate differential may not continue at such favorable levels in the future.

         Changes in interest rates during the period between the time an interest rate is established on a loan and the time such loan is sold affect the revenues realized by MMC from loans. In connection with the origination of loans, MMC issues loan commitments for periods of up to 45 days in the case of Correspondents and 90 days in the case of Dealers. Furthermore, the period of time between the origination of a loan and the sale of such loan generally ranges from 10 to 90 days. Increases in interest rates during these periods will result in lower gains (or even losses) on sales of loans than would be recorded if interest rates had remained stable or had declined. Changes in interest rates after the sale of loans also affect the profits realized by MMC with respect to loan sale transactions in which the yield to the purchaser is based on an adjustable rate. During the six months ended February 28, 1997 and the years ended August 31, 1996 and 1995, MMC sold loans under an agreement which provides for the yield to the purchaser to be adjusted monthly to a rate equal to 200 basis points over the one-month London Interbank Offered Rate ("LIBOR"). An increase in LIBOR would result in a decrease in MMC's future income from such sold loans resulting in a charge to earnings in the period of adjustment. Although through February 28, 1997, MMC has not suffered substantial losses in connection with the sale of Title I Loans or Conventional Loans as a result of interest rate changes, there can be no assurance that such losses will not occur in the future. To date MMC has not hedged its interest rate risk although it may do so in the future. To the extent that MMC engages in hedging transactions, there can be no assurance that it will be successful in mitigating the adverse impact of changes in interest rates.

         Interest rate levels also affect the Company's excess servicing spread. MMC and PEC generally retain the servicing rights to the loans and notes receivable they sell. The yield to the purchaser is generally lower than the average stated interest rates on the loans and notes receivables, as a result of which MMC and PEC earn an excess servicing spread on the loans and notes receivable they sell. Increases in interest rates or competitive pressures may result in reduced servicing spreads, thereby reducing or eliminating the gains recognized by the Company upon the sale of loans or receivables in the future. Lower interest rates in the future may result in an increasing number of obligors refinancing and prepaying their loans and receivables. Prepayments of loans and notes receivable sold by MMC and PEC result in termination of the future revenue stream from the spread on such loans and receivables. In addition, because the value of servicing rights is a function of the anticipated revenue stream generated by servicing the loans and notes receivable, prepayment rates greater than those estimated by the Company in valuing its servicing rights assets will adversely affect the value of such assets resulting in a charge to earnings in the period of adjustment.

         PEC offers financing to the purchasers of the timeshare interests and land it sells. PEC has lines of credit for the financing of customer receivables and the acquisition and development of timeshare properties and land, which bear interest at variable rates tied to the "prime" rate. Although PEC periodically sells a portion of the customer receivables it generates, PEC bears the risk of increases in interest rates with respect to the receivables that it holds in its portfolio, because PEC's borrowings bear interest at fluctuating rates and PEC's loans to customers bear interest at fixed rates.

CAPITALIZED EXCESS SERVICING RIGHTS, MORTGAGE SERVICING RIGHTS AND VALUATION OF MORTGAGE RELATED SECURITIES

         At February 28, 1997 and August 31, 1996, the Company's statements of financial condition reflected excess servicing rights of $0 and $14.3 million, respectively, mortgage related securities of $67.1 million and $22.9 million, respectively, and mortgage servicing rights of $5.8 million and $3.8 million, respectively. The Company derives a significant portion of its income by realizing gains upon the sale of loans and notes receivable due to the excess servicing rights associated with such loans and notes receivable recorded at the time of sale and the capitalization of mortgage servicing rights recorded at origination. Excess servicing rights as capitalized on the Company's statements of financial condition represented the excess of the interest rate payable by an obligor on a loan or note over the interest rate passed through to the purchaser acquiring an interest in such loan or note, less the Company's normal servicing fee and other applicable recurring fees. Effective January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). As a result of the adoption of SFAS 125, excess servicing rights have been reclassified as mortgage related securities which are carried at fair market value.

         The Company records gain on sale of loans through securitizations, whole loan sales and sales of notes receivable based in part on the estimated fair value of the mortgage related securities (residual and interest only securities) retained by the Company and on the estimated fair value of retained mortgage servicing rights related to such loans. When loans and notes receivable are sold, the Company recognizes as current revenue the present value of the excess servicing rights expected to be realized over the anticipated average life of loans and notes sold (classified as interest only strip securities subsequent to January 1, 1997) less future estimated credit losses relating to the loans and notes sold. Mortgage related securities represent the excess of the interest rate payable by an obligor on a sold loan or note over the yield to purchasers after payment of servicing and other fees. The capitalized mortgage servicing rights and valuation of mortgage related securities are computed using prepayment, default and interest rate assumptions that the Company believes are reasonable. The amount of revenue recognized upon the sale of loans and notes will vary depending on the assumptions utilized. The weighted average discount rate used to determine the present value of the balance of capitalized excess servicing rights, capitalized mortgage servicing rights and mortgage related securities reflected on the Company's statements of financial condition at February 28, 1997 and August 31, 1996 was approximately 12%. Mortgage related securities are amortized over the lesser of the estimated or actual remaining life of the underlying loans.

         Although the Company believes that it has made reasonable estimates of the fair value of the mortgage related securities and mortgage servicing rights, the actual amounts likely to be realized, the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimates. The gain recognized by the Company upon the sale of loans and notes receivable and unrealized gain on mortgage related securities will have been overstated if prepayments or defaults are greater than anticipated. Higher levels of future prepayments could result in increased amortization of mortgage related securities and mortgage servicing rights, thereby adversely affecting the Company's servicing income and resulting in a charge to earnings in the period of adjustment. Similarly, if delinquencies or liquidations were to be greater than initially assumed, amortization of mortgage related securities and mortgage servicing rights would occur more quickly than originally anticipated, which would have an adverse effect on loan servicing income in the period of such adjustment. The Company periodically reviews its prepayment assumptions in relation to current rates of prepayment and, if necessary, reduces the remaining asset to the net present value of the estimated remaining future excess servicing rights. Rapid increases in interest rates or competitive pressures may result in a reduction of excess servicing income recognized by the Company upon the sale of loans and notes in the future, thereby reducing the gains recognized by the Company. Higher levels of prepayments than initially assumed would result in a charge to earnings in the period of adjustment. Increases in interest rates or higher than anticipated rates of loan prepayments or credit losses on the underlying loans of the Company's mortgage related securities or similar securities may require the Company to write down the value of such mortgage related securities and result in a material adverse impact on the Company's results of operations and financial condition. The Company is not aware of an active market for the mortgage related securities or mortgage servicing rights. No assurance can be given that the mortgage related securities or mortgage servicing rights could in fact be sold at their carrying value, if at all.

         In order to provide availability under its warehouse line of credit, to date, MMC has sold an aggregate of approximately $343.2 million of loans under an agreement which provides for the yield to the purchaser to be adjusted monthly to a rate equal to 200 basis points over LIBOR. MMC is not obligated to reacquire and the purchaser is not obligated to resell such loans. In March 1996, August 1996, December 1996, March 1997 and May 1997, in order to fix the yield on such loans, MMC reacquired $77.7 million, $36.2 million, $67.3 million, $89.7 million and $63.5 million, respectively, of such loans and included the loans in pools of loans sold in its first four securitization transactions. As a result of the reacquisitions and subsequent sales in the securitization transactions, the gains on sale and mortgage related securities recognized upon the initial sales of the loans in such periods were recalculated without any material adverse effect on the Company's earnings. The Company anticipates that in the future MMC may sell and then reacquire loans to be resold pursuant to securitizations, which will result in recalculation of the initial gain on sale and mortgage related securities. Any such recalculation in such periods could have a material adverse effect on the Company's future earnings in the period of recalculation.

LIQUIDITY - DEPENDENCE ON SECURITIZATION TRANSACTIONS

         The values of and markets for the sale of the Company's loans and notes receivable are dependent upon a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in those factors may affect the Company's ability to originate or sell loans in the secondary market for acceptable prices within reasonable time frames. The ability of MMC to sell loans in the secondary market is essential for continuation of MMC's loan origination activities. A reduction in the size of the secondary market for MMC's loans would adversely affect its ability to sell its loans in the secondary market with consequent adverse impact on the Company's profitability and future originations. In addition, such adverse changes may affect PEC's ability to sell receivables in the secondary market, which would have an adverse impact on PEC's ability to generate receivables.

         MMC entered into its first five securitization transactions, which involve the pooling and sale of loans, in March 1996, August 1996, December 1996, March 1997 and May 1997 and intends to continue to sell loans through securitization transactions from time to time as opportunities arise. Pursuant to these securitizations, pass-through certificates or notes evidencing interests in the pools of loans were sold in public offerings. There can be no assurance that MMC will be able to securitize its loan production efficiently. Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, conditions in the securities markets in general, conditions in the asset-backed securitization market, the conformity of loan pools to rating agency requirements and, to the extent that monoline insurance is used, the requirements of such insurers. Adverse changes in the securitization market could impair MMC's ability to originate and sell loans through securitizations on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's results of operations and financial condition. Furthermore, the Company's quarterly operating results can fluctuate significantly as a result of the timing and level of securitizations.

LIQUIDITY - NEGATIVE CASH FLOW

         As a result of the substantial growth in loan originations, MMC has operated since March 1994, and expects to continue to operate for the foreseeable future, on a negative cash flow basis. During the six months ended February 28, 1997 and the year ended August 31, 1996, MMC operated on a negative cash flow basis using $28.4 million and $15.3 million, respectively, in operations that was funded primarily from borrowings and the net proceeds of the MMC Offerings, due primarily to an increase in loans originated and MMC's sale of loans. In connection with whole loan sales and securitizations, MMC recognizes a gain on sale of the loans upon the closing of the transaction and the delivery of the loans, but does not receive the cash representing such gain until it receives the excess servicing spread, which is payable over the actual life of the loans sold. MMC incurs significant expenses in connection with securitizations and incurs tax liabilities as a result of the gain on sale. MMC must maintain external sources of cash to fund its operations and pay its taxes and therefore must maintain warehouse lines of credit and other external funding sources. If the capital sources of the Company were to decrease, the rate of growth of the Company would be negatively affected.

         The pooling and servicing agreements and sale and servicing agreements relating to MMC's securitizations require MMC to build over-collateralization levels through retention within each securitization trust of excess servicing distributions and application thereof to reduce the principal balances of the senior securities issued by the related trust or cover interest shortfalls. This retention causes the aggregate principal amount of the loans in the related pool to exceed the aggregate principal balance of the outstanding investor certificates and notes. Such over-collateralization amounts serve as credit enhancement for the related trust and therefore are available to absorb losses realized on loans held by such trust. MMC continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent excess servicing distributions are required to be retained or applied to reduce principal or cover interest shortfalls from time to time. Such retained amounts are predetermined by the entity issuing the guarantee of the related senior interests and are a condition to obtaining insurance and an AAA/Aaa rating thereon. In addition, such retention delays cash distributions that otherwise would flow to MMC through its retained interest, thereby adversely affecting the flow of cash to MMC.

POSSIBLE TERMINATION OF SERVICING RIGHTS

         The pooling and servicing agreements and sale and servicing agreement relating to MMC's securitization transactions contain provisions with respect to the maximum permitted loan delinquency rates and loan default rates, which, if exceeded would allow the termination of MMC's right to service the related loans. At February 28, 1997, the rolling three-month average annual default rate on the pool of loans sold in the March 1996 securitization transaction exceeded 6.5%, the permitted limit set forth in the related pooling and servicing agreement. Accordingly, this condition could result in the termination of MMC's servicing rights with respect to that pool of loans by the trustee, the master servicer or the insurance company providing credit enhancement for that transaction. The mortgage servicing rights on this pool of loans were approximately $1.2 million and $1.4 million at February 28, 1997 and August 31, 1996, respectively. Although the insurance company has indicated that it has, and to its knowledge, the trustee and the master servicer have, no present intention to terminate MMC's servicing rights, no assurance can be given that one or more of such parties will not exercise its right to terminate. In addition, as of the date hereof, the rolling three-month average annual default rate on the pool of loans sold in the August 1996 securitization transaction exceeds the permitted limit set forth in the related pooling and servicing agreement, which could result in the termination of MMC's servicing rights. In the event of any such termination, there would be a material adverse effect on the valuation of MMC's mortgage servicing rights and results of operations in the amount of such mortgage servicing rights.

CONTINGENT RISKS

         Loan delinquencies and other loan defaults by obligors expose the Company to risks of loss and reduced net earnings. The loan delinquency and default risks to which the Company's business is subject become more acute in an economic slowdown or recession. During such periods, loan delinquencies and other defaults generally increase. In addition, significant declines in market values of the properties that secure loans serviced by the Company reduce homeowners' equity in their homes and their borrowing power, thereby increasing the likelihood of delinquencies and defaults. Because most of MMC's customers generally lack significant equity in their homes, the likelihood of default may be further increased. This lack of equity also increases the risk that, upon the occurrence of a customer default, MMC is unlikely to recover more than the amount insured (if any).

         Although MMC sells substantially all loans which it originates on a limited recourse basis, MMC retains some degree of risk on substantially all loans sold. In connection with whole loan sales, the excess servicing payable to MMC is subordinated to the payment of scheduled principal and interest due to the purchasers of such loans. MMC is required under the loan sale agreement to establish reserves which are typically based on a percentage of the principal balances of such loans and funded from the excess servicing spread received by MMC. If a reserve falls below the required level, MMC is obligated under the loan sale agreement to restore the reserve from the servicing spread received by MMC, thereby reducing the stream of revenue from the servicing spread. Similarly, in connection with loan securitizations, the residual certificates retained by MMC are subordinated to the payment of scheduled principal and interest on the senior securities issued by the securitization trust. In the event that payments received on the loans are insufficient to make scheduled payments of principal and interest on the senior securities, the amount otherwise distributable with respect to the residual certificates will be used to cover the shortfall, thereby reducing the stream of revenues from such residual certificates. Although the Company believes it maintains adequate reserves for potential losses from delinquencies and defaults, there can be no assurance that such levels of reserves will be adequate in the future. In addition, documents governing MMC's securitizations and whole loan sales require MMC to commit to reacquire or replace loans that do not conform to the representations and warranties made by MMC at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a securitization trust, MMC is required to advance interest payments with respect to such delinquent loans to the extent that MMC deems such advances ultimately recoverable. These advances require funding by MMC but have priority of repayments from the succeeding month's collections.

         During the period of time that loans are held pending sale, MMC is subject to the various business risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. As of February 28, 1997, 64.5% of the loans serviced by MMC qualify under Title I of the National Housing Act pursuant to which 90% of the principal balances of such loans are insured by the FHA; however, MMC bears the risks of delinquencies and defaults with respect to the uninsured portion of such loans. Moreover, even as to the insured portions, the amount of reimbursements to which MMC is entitled pursuant to Title I is limited to the amount of insurance coverage in its reserve account established by the FHA. The amount of insurance coverage in a lender's reserve account is equal to 10% of the original principal amount of all Title I Loans originated and reported for insurance coverage by the lender less the amount of all insurance claims approved for payment in connection with losses on such loans and less amounts transferred in connection with sales of loans. MMC also would sustain a loss on loans if defaults occur that are not cured and proceeds from FHA insurance or the foreclosure on and disposition of property securing a defaulted loan are less than the amounts due on the loan plus carrying and other costs. Furthermore, Title I sets forth requirements to be satisfied by the lender in connection with the origination of Title I Loans and the submission of claims for insurance. The exhaustion of the reserves or MMC's failure to comply with the Title I requirements could result in denial of payment by FHA.

         As a percentage of the total serviced portfolio, the principal balance of loans contractually past due 91 days or more has increased from 0.99% as of August 31, 1995 to 4.53% as of August 31, 1996 and 3.86% as of February 28, 1997. This rise in delinquencies since August 31, 1995, substantially all of which pertain to the portfolio of Title I Loans, represents an expected seasoning of the portfolio. This increase includes approximately 1.83% of the serviced portfolio pursuant to which claims have been filed with HUD. As of February 28, 1997, MMC had received payment on 290 claims filed with HUD aggregating $4.5 million. As of February 28, 1997, 0.4% of the Conventional Loans serviced by MMC were more than 30 days contractually past due.

         MMC began originating Conventional Loans through its Correspondents in May 1996. For the three months ended August 31, 1996, and the six months ended February 28, 1997, such loans totaled $11.2 million and $120.8 million respectively, and constituted 22.5% and 69.5%, respectively, of MMC's total loan originations. During the period of time that such loans are held for sale, MMC bears the risk of delinquencies and defaults with respect to the entire principal amount of and interest on such loans and the risk that the realizable value of the property securing such loans will not be sufficient to repay the borrower's obligations to MMC. Significant defaults under these loans could have a material adverse effect on the Company's results of operations and financial condition. MMC's Conventional Loan program provides for loan amounts up to $75,000 with fixed rates of interest and terms up to 25 years. The proceeds of these loans are utilized to pay for home improvements and for consolidation of existing debt. MMC has focused on those borrowers who have demonstrated excellent payment history on their existing credit. Heavier reliance in the approval of these loans has been placed on the credit worthiness of the borrowers as opposed to underlying collateral value of the properties. MMC takes a lien, generally junior in priority, on each of the properties, however on the average the total debt to market value, including MMC's loans, has been 110%.

         In the ordinary course of business, MMC is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of MMC (including its appraisers), incomplete documentation and failures by MMC to comply with various laws and regulations applicable to its business. MMC believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to MMC's results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on MMC's results of operations and financial condition.

POTENTIAL LIABILITY WITH RESPECT TO SALES OF LOANS AND RECEIVABLES

         Both MMC and PEC normally make certain representations and warranties to purchasers of loans and notes receivable sold by them. Although the Company has policies and procedures designed to ensure that responsibility is assumed only for accurate representations and warranties, MMC and PEC may become obligated under the loan sale agreement to repurchase or incur other liabilities with respect to loans or receivables as to which such representations and warranties are untrue in any material respect. PEC provides financing to the purchasers of its timeshare interests, retail lots and land parcels. Although this financing is generally evidenced by non-recourse installment sales contracts, PEC sells such notes receivable subject to recourse provisions which obligate PEC to replace or repurchase receivables that become over 90 days delinquent. As is the case with MMC, the loan delinquency and default risks to which PEC is subject become more acute in an economic slowdown or recession. At February 28, 1997, PEC was contingently liable, in the event that the receivables become delinquent, to replace or repurchase receivables sold with recourse in the aggregate amount of $72.6 million. Although the Company believes it maintains adequate reserves for the estimated loss contingency for notes receivable sold with recourse, there can be no assurance that such levels of reserves will be adequate in the future.

LIMITED OPERATING HISTORY

         MMC began originating Title I Loans in March 1994 and began offering Conventional Loans in May 1996. The Company's prospects must be considered in light of the risks, delays, expenses and difficulties frequently encountered in connection with an early-stage business in a highly-regulated, competitive environment. No assurance can be given that the Company will successfully implement any of its plans or develop its current operations in a timely or effective manner or whether the Company will be able to continue to generate significant revenues or operate profitably.

RISKS RELATING TO GROWTH STRATEGY

         The Company's strategic plan contemplates the continued expansion of its consumer lending operations. The Company's ability to continue implementing its expansion strategy depends on MMC's ability to increase the volume of loans it originates while maintaining credit quality and managing its resulting growth. MMC's ability to increase its volume of loans will depend on, among other factors, its ability to (i) obtain and maintain increasingly larger lines of credit, (ii) securitize pools of loans for sale, (iii) offer attractive products to prospective borrowers, (iv) attract and retain qualified underwriting, servicing and other personnel, (v) market its loan products successfully, and (vi) establish and maintain relationships with Correspondents and Dealers in states in which MMC is currently active and in additional states. The Company's ability to manage growth as it pursues its expansion strategy will be dependent upon, among other things, its ability to (i) maintain appropriate procedures, policies and systems to ensure that the Company's loan portfolio does not have an unacceptable level of credit risk and loss, (ii) satisfy its need for additional financing on reasonable terms, (iii) manage the costs associated with expanding its infrastructure and (iv) continue operating in competitive, economic, regulatory and judicial environments that are conducive to the Company's business activities. As part of its expansion strategy, MMC has begun to offer a more diversified product line, including Conventional Loans which expose MMC to greater risks than Title I Loans. There can be no assurance that the Company will be able to continue to grow successfully.

RISKS RELATED TO RESTATEMENT OF FINANCIAL STATEMENTS

         In November 1995, the Company's independent auditors raised certain accounting issues with respect to the Company's financial statements and accounting policies. Upon review, the Company and its independent auditors concluded that certain of its accounts had been misstated, and, accordingly, the Company has restated certain of its previously issued financial statements, including certain financial statements upon which such independent auditors had rendered unqualified opinions. As a result of the restatement of such financial statements, the Commission has commenced a formal investigation to determine, among other things, whether the Company, and/or its officers and directors, violated applicable federal securities laws in connection with the preparation and filing of the Company's previously issued financial statements. Possible penalties for violation of the federal securities laws include civil remedies, such as fines and injunctions, as well as criminal sanctions. There can be no assurance that the Company and/or its officers and directors will not be found to have violated the federal securities laws or that the Company will not be subject to material penalties. The Company may be required to expend significant funds in connection with such an investigation.

         In addition, the Company and its officers and directors may be subject to claims for damages by purchasers of the Common Stock. Following the issuance of the press release in which the Company announced that certain adjustments were required to be made to the Company's previously issued financial statements, two purported class actions were commenced against the Company and certain of its officers and directors. The plaintiffs in both actions allege that the defendants violated the federal securities laws by issuing certain financial reports in 1994 and 1995 that overstated the Company's earnings and business prospects. Although the Company believes that it has substantial defenses in both actions, there can be no assurance that the Company will prevail in either action. The Company maintains directors and officers liability insurance in the amount of $20 million; however, such insurance policy does not cover intentional violations. In the event that the Company were held liable for substantial damages not covered by insurance, it would have a material adverse effect on the Company's results of operations.

DEPENDENCE ON CREDIT ENHANCEMENT

         In order to gain access to the securitization market, MMC has relied on credit enhancements provided by a monoline insurance carrier to guarantee outstanding senior interests in the related securitization trusts to enable it to obtain an AAA/Aaa rating for such interests. MMC has not attempted to structure a mortgage loan pool for sale through a securitization based solely on the internal credit characteristics of the pool or MMC's credit. In the absence of such credit enhancements, MMC would be unable to market its loans through securitizations at reasonable rates. Any substantial reductions in the size or availability of the securitization market for MMC's loans, or the unwillingness or inability of insurance companies to insure interests in MMC's loan pools, could have a material adverse effect on MMC's results of operations and financial condition. Furthermore, a downgrading of the insurer's credit rating or its withdrawal of credit enhancement could have a material adverse effect on MMC's results of operations and financial condition.

DEPENDENCE ON CREDIT FACILITIES; NEED FOR ADDITIONAL FINANCING

         MMC's and PEC's business operations require continued access to adequate credit facilities. MMC is dependent on the availability of credit facilities for the origination of loans prior to their sale. PEC is dependent on the availability of credit facilities for the acquisition and development of timeshare properties and land and the financing of receivables in connection with the sale of timeshare interests and land. MMC has a financing arrangement for the financing of Title I and Conventional Loan originations prior to the sale of such loans, which provides for a warehouse line of credit of up to $20.0 million which expires in August 1997. In May 1997, the line of credit was temporarily increased to $30.0 million until May 31, 1997. At February 28, 1997, an aggregate of $9.3 million was outstanding under such line of credit and $10.7 million was available for borrowing. In September 1996, MMC entered into a repurchase agreement with a financial institution pursuant to which it pledged the interest only certificates from its two 1996 securitizations in exchange for a $3.0 million advance. In November 1996, MMC entered into an agreement with the same financial institution for the purchase of $2.0 billion of loans over a five-year period. In April 1997, MMC entered into an agreement with the financial institution for a facility of up to $11.0 million, reduced by any amounts advanced under the repurchase agreement, for the financing of the interest only and residual certificates from securitizations. PEC has financing arrangements with four institutional lenders for the financing of customer receivables in connection with sales of timeshare interests and land and the acquisition and development of timeshare properties and land which provided for lines of credit of up to an aggregate of $109.5 million at February 28, 1997. In May 1997, such lines of credit were increased to up to an aggregate of $127.5 million. At February 28, 1997, an aggregate of $65.8 million was outstanding under such lines of credit and $43.7 million was available for borrowing. In the event that cash flow from operations and its existing credit facilities prove to be insufficient to meet the Company's capital requirements, the Company may be required to seek additional financing. There can be no assurance that such financing will be available on favorable terms, or at all. To the extent that the Company is not successful in maintaining or replacing existing financing or obtaining additional financing, or selling its loans or receivables, it may have to curtail its activities, which could have a material adverse effect on the Company.

RISKS RELATED TO THE NOTES

         At February 28, 1997, MMC had outstanding $40.0 million of Notes. As a result thereof, MMC is significantly leveraged, with outstanding indebtedness of $66.2 million, including the Notes. MMC will be required to make scheduled payments of principal and interest regardless of MMC's cash flow from operations. The ability of MMC to make payments of interest and principal on the Notes will depend on the cash reserves and other liquid assets held by MMC and any proceeds from any future financings. If MMC were unable to make such payments, it would result in a default under the Indenture governing the Notes (the "Indenture"), as well as a default under certain of MMC's other agreements, which would have a material adverse effect on the Company's results of operations and financial condition. The Indenture also includes certain covenants that, among other things, restrict: (i) the incurrence of indebtedness; (ii) the creation of liens, other than certain permitted liens;
(iii) consolidations, mergers and the sale of assets; (iv) certain transactions with affiliates; (v) the incurrence of indebtedness and issuance of preferred stock by subsidiaries; (vi) the making of restricted payments (including restrictions on the payment of dividends on the common stock of MMC); (vii) the imposition of certain distribution restrictions on subsidiaries; and (viii) the making of guarantees by subsidiaries. If MMC does not comply with these covenants, the holders of the Notes will be entitled, under certain circumstances, to declare the Notes immediately due and payable, which would have a material adverse effect on the Company's results of operations and financial condition. In addition, the Indenture provides that, upon certain events constituting a change of control of MMC, the holders of the Notes would be entitled to require MMC to repurchase up to all of the outstanding Notes, plus accrued and unpaid interest, if any, to the date of repurchase. MMC's failure to repurchase the Notes would result in a default under the Indenture, which would have a material adverse effect on the Company's results of operations and financial condition.

INCOME TAXES

         The Company generally records a loss for tax purposes in the year of sale of timeshare interests and land sold on installments because it recognizes costs and expenses (other than cost of sales) at that time while recognizing associated revenues only when received in subsequent years. As a result, the Company has accumulated federal net operating loss carryforwards and has made less than a full provision at the statutory rates for federal income taxes for the six months ended February 28, 1997. No assurance can be given that the Company has sufficient net operating loss carryforwards to offset its income for the current fiscal year, that the Company will continue to generate sufficient loss carryforwards to offset future income or that future changes in tax laws will not adversely affect the Company's tax position.

RCI EXCHANGE PROGRAM

         The attractiveness of timeshare interest ownership in resorts is enhanced significantly by the availability of exchange networks allowing owners to exchange their occupancy right in the resort in which they own an interest for an occupancy right in another participating network resort. Several companies, including Resorts Condominiums International ("RCI"), provide broad-based timeshare interest exchange networks, and PEC has qualified its resort properties for participation in the RCI network. No assurance can be given, however, that PEC will continue to be able to qualify its properties for participation in the RCI network or any other exchange network or as to PEC's ability to qualify additional resort properties it develops for participation in such exchange networks. Although PEC maintains its own internal exchange program and other exchange networks currently exist besides RCI, if those exchange networks cease to function effectively, or if PEC's resort properties cease to qualify as exchanges for other desirable resorts, PEC's sales of timeshare interests and collections on timeshare receivables could be materially and adversely affected.

RESALES

         The Company believes that the market for resale of timeshare interests and land by its customers is limited, and that any resales by customers of timeshare interests and land are typically at prices substantially lower than the original purchase price. These factors may make ownership of timeshare interests and land less attractive to prospective customers, and attempts by customers to resell their timeshare interests or land will compete with sales of timeshare interests and land by the Company.

REAL ESTATE DEVELOPMENT AND INVESTMENT RISKS

         DEVELOPMENT PROPERTIES. Real estate development involves significant risks, including risks that suitable properties will not be available at reasonable prices; that acquisition, development and construction financing may not be available on favorable terms or at all; that infrastructure and construction costs may exceed original estimates; that construction may not be completed on schedule; and that upon completion of construction and improvements, properties may not be sold on favorable terms or at all. In addition, PEC's timeshare activities, as well as its ownership, improvement, subdivision and sale of land, are subject to comprehensive federal, state and local laws regulating environmental and health matters, protection of endangered species, water supplies, zoning, land development, land use, building design and construction and other matters. Such laws and difficulties in obtaining, or the failure to obtain, the requisite licenses, permits, allocations, authorizations and other entitlements pursuant to such laws can adversely impact the development and completion of PEC's projects. The enactment of "slow-growth" or "no-growth" initiatives in any area where PEC's land or timeshares are located could also delay or preclude entirely the development of such properties.

         FINANCING. PEC is dependent on the availability and reasonable cost of financing and is adversely affected by any shortage of financing. If PEC is not successful in obtaining sufficient capital to fund its planned expenditures for the acquisition of timeshare properties and land, its projects may be significantly delayed or abandoned. Any delay can result in cost increases and may adversely affect PEC's operations. Moreover, any financing that is available in the future may be more difficult and costly to obtain than that which PEC has been able to obtain previously. Sources of capital (e.g, thrifts, banks, insurance companies and financial institutions) have from time to time restricted loans for real estate acquisition and may do so in the future. If PEC is successful in obtaining sufficient development or construction financing, it will be subject to the risks normally associated with debt financing, including risks that cash flow from operations will be insufficient to meet required payments of principal and interest.

         EFFECT OF UNINSURED LOSS. PEC carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with insured limits and policy specifications that it believes are customary for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as wars or earthquakes) which may be either uninsurable or, in the Company's judgment, not economically insurable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits and cash flow from receivables related to the affected property, and could continue to be obligated to repay any mortgage indebtedness and other fixed costs with respect to such property.

CONCENTRATION OF OPERATIONS

         Approximately 33.3% and 36.2% of the dollar volume of MMC's servicing portfolio at February 28, 1997 and August 31, 1996, respectively, and approximately 30.2% and 28.5% of the dollar volume of loans originated by MMC during the six months ended February 28, 1997 and the year ended August 31, 1996, respectively, were secured by properties located in California. Although MMC is expanding its network nationally, significant portions of MMC's servicing portfolio and loan originations are likely to remain concentrated in California for the foreseeable future. Consequently, MMC's results of operations and financial condition are dependent upon general trends in the California economy and its residential real estate market. The California economy has experienced a slowdown or recession over the last several years that has been accompanied by a sustained decline in the California real estate market. Residential real estate market declines may adversely affect the value of the properties securing loans to the extent that the principal balances of such loans, together with any primary financing on the mortgaged properties, will equal or exceed the value of the mortgaged properties.

         In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by MMC. The existence of adverse economic conditions or the occurrence of such natural disasters in California could have a material adverse effect on MMC's results of operations and financial condition. In addition, approximately 14.7% and 12.5% of the dollar volume of MMC's servicing portfolio at February 28, 1997 and August 31, 1996, respectively, and approximately 16.8% and 15.0% of the dollar volume of loans originated by MMC during the six months ended February 28, 1997 and the year ended August 31, 1996, respectively, were secured by properties located in Florida. As a result, MMC's results of operations and financial condition are dependent upon general trends in the Florida economy and its residential real estate market.

         A significant portion of PEC's timeshare properties and retail lots and land parcels held for sale are located in Nevada and Colorado. The Company's performance is therefore linked to the economies of these states.

         WATER AVAILABILITY IN THE LAS VEGAS METROPOLITAN AREA. The State of Nevada, including the Las Vegas metropolitan area, is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development and it is uncertain whether the metropolitan area will be successful in obtaining new sources of water. If the Las Vegas metropolitan area does not obtain new sources of water, PEC's activities could be materially hindered.

         AVAILABILITY OF INFRASTRUCTURE. The rate of growth in the Las Vegas metropolitan area and in Colorado is related to the capacity of the community's infrastructure, particularly with respect to water delivery systems, flood control and sewage treatment. Certain responsible federal, state and local government agencies finance the construction of infrastructure improvements through a variety of means, including general obligation bond issues, some of which are subject to voter approval. The failure of these agencies to obtain financing for or to complete such infrastructure improvements may materially delay PEC's development or materially increase development costs through the imposition of impact fees and other fees and taxes, or require PEC to construct or fund portions of such infrastructure.

         NON-NEVADA GAMING. Until this decade, the gaming industry in the United States was principally limited to the traditional markets of Nevada and Atlantic City, New Jersey. Several states, however, have legalized casino gaming and other forms of gambling in recent years. As of July 1996, 13 states had legalized some form of casino gaming, 37 states operated lotteries and 41 states had parimutual betting. In addition, as of July 1996, 28 states had negotiated compacts with Indian tribes pursuant to the Indian Gaming Regulatory Act of 1988 for some form of gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas. The Company is not able to determine at this time if current or future legalized gaming venues will have an adverse impact on the Las Vegas economy and thereby adversely affect PEC's timeshare and land activities in the Las Vegas area.

POSSIBLE ENVIRONMENTAL LIABILITIES

         Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

         No assurance can be given that any existing environmental studies with respect to any of PEC's properties reveal all environmental liabilities, that any prior owner or tenant of a property did not create any material environmental condition not known to the Company, that future laws, ordinances or regulations will not impose any material environmental liability, or that a material environmental condition does not otherwise exist as to any one or more of PEC's properties.

AMERICANS WITH DISABILITIES ACT COMPLIANCE

         Under the Americans with Disabilities Act (the "ADA"), all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although the Company believes that its properties are substantially in compliance with these requirements, the Company may incur additional costs to comply with the ADA. The ultimate amount of these compliance costs is not currently ascertainable.

LEGISLATIVE AND REGULATORY RISKS

         Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of MMC's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by MMC. In addition, the interest payable on PEC's timeshare loans is generally tax deductible. The elimination of these tax benefits could have an adverse effect on the demand for PEC's timeshare interests.

         The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ("ECOA"), the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act ("RESPA") and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the Residential

Lead-Based Paint Hazard Reduction Act of 1992, as well as other federal and state statutes and regulations of, and examinations by, HUD and state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

         Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive.

         To date, a substantial portion of the loans originated by MMC have been Title I Loans and, accordingly, a substantial part of MMC's business is dependent on the continuation of the Title I Loan program, which is federally funded. Discontinuation of or a significant reduction in the Title I Loan program or MMC's authority to originate or purchase loans under the Title I Loan program could have a material adverse effect on the Company's results of operations and financial condition.

PAYMENTS TO AFFILIATES

         Affiliates of certain officers and directors of the Company (the "Assignors") are the holders of the Company's subordinated debt of $10.0 million (the "Subordinated Debt"). The payment of the Subordinated Debt is secured by a pledge of all the outstanding stock of PEC. The Subordinated Debt is payable in seven equal semi-annual payments of $1.4 million, and interest thereon is payable semi-annually at the rate of 10% per year. On March 1, 1997, the Assignors received the first of such semi-annual payments. Should the Company be unable to pay the installments on the Subordinated Debt when due, there can be no assurance that the affiliates would further extend the terms for payment or that they would not enforce their rights under the pledge agreement, which action would have a material adverse effect on the Company.

DEPENDENCE ON EXECUTIVE OFFICERS

         Certain of PEC's loan agreements and loan sale agreements with financial institutions contain provisions to the effect that if more than a specified number of certain of the senior executive officers of the Company do not continue to hold such positions, whether due to death, disability or otherwise, the lenders or purchasers have the right to declare the loans or agreements in default. PEC has not entered into employment agreements with any of such senior executive officers. Certain of MMC's loan agreements contain similar provisions. In such event, there is no assurance that the lenders or purchasers will consider replacement executive officers acceptable to them and not declare such instruments in default. MMC has not entered into employment agreements with any of such senior officers, other than Jeffrey S. Moore, although the Company has entered into an employment agreement with Jerome J. Cohen pursuant to which he has agreed, among other things, to serve as an officer of the Company's subsidiaries, MMC and PEC.

COMPETITION

         The consumer finance and real estate industries are highly competitive. Competitors in the consumer finance business include mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Competitors in the resort real estate business include hotels and other timeshare properties and real estate properties in similar locations. Certain of the Company's competitors are substantially larger, have greater name recognition and have more capital and other resources than the Company. Competition in the consumer loan business can take many forms including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates. In addition, the current level of gains realized by MMC and its existing competitors on the sale of loans could attract additional competitors to this market with the possible effect of lower gains on loan sales resulting from increased loan origination competition.

         MMC depends largely on its Correspondents and Dealers for its loan originations. MMC's competitors also seek to establish relationships with MMC's Correspondents and Dealers. MMC's future results may become more exposed to fluctuations in the volume and cost of its loans resulting from competition from other purchasers of such loans, market conditions and other factors.

POSSIBLE VOLATILITY OF STOCK PRICE

         The market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance and real estate industries such as, among other things, interest rate movements. In addition, the Company's operating income is dependent in part upon the successful completion of the Company's loan sales in the secondary market. The inability of the Company to complete significant loan sale transactions in a particular period would be likely to have a material adverse impact on the Company's operating results and could, therefore, adversely affect the price of the Common Stock.





                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of any of or all of the Shares of Common Stock being offered by the Selling Securityholders hereunder; however, the maximum gross proceeds payable to the Company from the exercise of all of the Warrants, if exercised in full, and based on the current exercise prices, would be $11,375,000. The Company will, however, pay all of the expenses, estimated to be approximately $50,000, in connection with this offering, other than underwriting commissions and discounts and fees and expenses of counsel to the Selling Securityholders.

                             SELLING SECURITYHOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of the Common Stock by the Selling Securityholders as of May 20, 1997. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                                             NUMBER OF
                                   OWNERSHIP OF SHARES OF     SHARES        OWNERSHIP OF SHARES
       NAME AND ADDRESS OF               COMMON STOCK         OFFERED         OF COMMON STOCK
    SELLING SECURITYHOLDERS(1)        PRIOR TO OFFERING       HEREBY          AFTER OFFERING(2)
                                 --------------------------  --------      ---------------------
                                    SHARES       PERCENTAGE                  SHARES   PERCENTAGE
                                 -----------     ----------                ---------  ----------
RER Corp.(3) ..................    250,000(4)        1.3%    250,000(4)         --      --
Growth Realty Holdings LLC(5) .    250,000(6)        1.3%    250,000(4)         --      --
Jerome J. Cohen(7) ............  1,127,823(8)        5.9%    200,000(4)      927,823      4.9%
Herbert B. Hirsch(9) ..........  1,699,623(10)       9.0%    200,000(4)    1,499,623      8.0%
Don A. Mayerson(11) ...........    824,414(12)       4.4%    100,000(4)      724,414      3.9%
Legg Mason Special Investment
   Trust, Inc.(13) ............    643,347           3.4%    643,347            --         --
Greenwich Capital Markets,
   Inc.(14) ...................    900,000(15)       4.6%    900,000(4)         --         --
Jay Botchman(16) ..............    100,000(17)        *      100,000(4)         --         --

------------------------
 *    Less than 1%.
(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised.
(2) Assumes all Shares registered hereunder have been sold. Because the Selling Securityholders may sell all, some or none of their Shares, no actual estimate can be made of the aggregate number of Shares that are to be offered hereby or the number or percentage of Shares that the Selling Securityholders will own upon completion of the offering to which this Prospectus relates.
(3) 810 Seventh Avenue, 21st Floor, New York, New York 10019. RER Corp. is an affiliate of Robert Nederlander, the Chairman of the Board, Chief Executive Officer and a principal shareholder of the Company.
(4) Consists of shares of Common Stock issuable upon exercise of Warrants. See "Description of Securities - Warrants."
(5) 321 Fisher Building, Detroit, Michigan 48202. Growth Realty Holdings LLC is an affiliate of Eugene I. Schuster, a Vice President and Director of the Company.
(6) Consists of shares of Common Stock issuable upon the exercise of Warrants. See "Description of Securities - Warrants."

(7) 1125 N.E. 125th Street, Suite 206, North Miami, Florida 33161. Mr. Cohen is the President and a Director of the Company.
(8) Includes 21,000 shares issuable under an option granted pursuant to the Company's Stock Option Plan and 200,000 shares issuable upon the exercise of Warrants held by Mr. Cohen. See "Description of Securities - Warrants." Excludes 93,503 shares owned by Mr. Cohen's spouse and 500,000 shares owned by a trust for the benefit of his children over which Mr. Cohen does not have any investment or voting power, as to which he disclaims beneficial ownership.
(9) 230 East Flamingo Road, Las Vegas, Nevada 89109. Mr. Hirsch is the Senior Vice President, Chief Financial Officer, Treasurer and a Director of the Company.
(10) Includes 21,000 shares issuable under an option granted pursuant to the Company's Stock Option Plan and 200,000 shares issuable upon the exercise of Warrants held by Mr. Hirsch.
(11) 1125 N.E. 125th Street, Suite 206, North Miami, Florida 33161. Mr. Mayerson is the Executive Vice President, General Counsel and Secretary of the Company. Excludes 36,667 shares owned by Mr. Mayerson's wife, as to which he disclaims beneficial ownership.
(12) Includes 21,000 shares issuable under an option granted pursuant to the Company's Stock Option Plan and 100,000 shares issuable upon the exercise of Warrants held by Mr. Mayerson.
(13)  Legg Mason Tower, 111 South Calvert Street, Baltimore, Maryland
      21230-1476.
(14)  600 Steamboat Road, Greenwich, Connecticut 06830.
(15) Consists of shares issuable upon the exercise of Warrants held by Greenwich Capital Markets, Inc. See "Description of Securities - Warrants."
(16)  1500 East Tropicana Avenue, Suite 100, Las Vegas, Nevada 89119.
(17) Consists of shares issuable upon the exercise of Warrants held by Mr. Botchman. See "Description of Securities - Warrants."


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under the New York Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation provide that, to the extent permitted by New York law, the Company shall indemnify and shall advance expenses on behalf of its officers and directors. Insofar as indemnification for liabilities under the Securities Act, may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                              PLAN OF DISTRIBUTION

         The Company has registered the Shares under the Securities Act for sale by the Selling Securityholders pursuant to certain agreements. The Selling Securityholders have advised the Company that they may from time to time sell all or part of the Shares in one or more transactions in the over-the-counter market, on the Nasdaq National Market (or any exchange on which the Common Stock may then be listed), in negotiated transactions or otherwise, or pursuant to a combination of such methods of sale. Such Shares will be sold at the market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders or purchasers of the Shares, or both, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Securityholders and any broker-dealers or agents participating in such sales may be deemed to be underwriters as that term is defined under the Securities Act. Neither the Company nor the Selling Securityholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Securityholders in connection with a sale of the Shares from time to time.

         Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

         The Company will pay all of the expenses, estimated to be approximately $50,000, in connection with this offering, other than underwriting commissions and discounts and fees and expenses of counsel to the Selling Securityholders. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Securityholders.

         The Company has advised the Selling Securityholders that the anti-manipulative rules under the Exchange Act, including Rules 10b-6 and 10b-7, may apply to sales in the market of the Shares offered hereby, and has furnished the Selling Securityholders with a copy of such rules. The Company has also advised the Selling Securityholders of the requirement for the delivery of this Prospectus in connection with resales of the Shares offered hereby.

         The Company has been advised by the Selling Securityholders that they will comply with Rule 10b-6 promulgated under the Exchange Act, in connection with all resales of the Shares offered hereby. The Company has also been advised by the Selling Securityholders that they have not, as of May 20, 1997, entered into any arrangement with a broker-dealer for the sale of the Shares through a block trade, special offering, exchange distribution or secondary distribution of a purchase by a broker-dealer.


                            DESCRIPTION OF SECURITIES

GENERAL

         The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. As of May 20, 1997, 18,733,121 shares of Common Stock and no shares of Preferred Stock were outstanding.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock issuable upon exercise of the Warrants upon payment of the exercise price set forth therein will be, fully paid and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. No shares of preferred stock are outstanding as of the date hereof.

WARRANTS

         ASSIGNOR WARRANTS. Pursuant to a Stock Purchase and Redemption Agreement dated October 6, 1987 and amended October 25, 1987, Comay Corp., an affiliate of Jerry J. Cohen and Don A. Mayerson ("Comay"), Growth

Realty Inc., an affiliate of Eugene I. Schuster ("GRI"), RRE Corp., an affiliate of Robert Nederlander (together with its assignee, RER Corp., another affiliate of Mr. Nederlander, "RER"), and H&H Financial Inc., an affiliate of Herbert B. Hirsch ("H&H"), obtained the rights (the "PEC Purchase Rights") to acquire PEC, a privately-held Nevada corporation engaged in retail land sales, resort time-sharing and other real estate related activities. Comay, GRI, RER and H&H are collectively referred to as the "Assignors". Pursuant to the Assignment and Assumption Agreement, dated February 1, 1988 as subsequently amended (the "Assignment and Assumption Agreement"), the Assignors assigned (the "Assignment") their PEC Purchase Rights to the Company. As part of the consideration for the Assignment to the Company, the Assignors were entitled to receive from the Company, on a quarterly basis until January 31, 1995, amounts equal in the aggregate to 63% of the Unrestricted Cash Balances (as defined in the Assignment and Assumption Agreement) of PEC.

         At January 31, 1995, at which point the accrual of payments ceased, the Company owed the Assignors an aggregate of $13.3 million pursuant to the Assignment and Assumption Agreement. Pursuant to an amendment (the "Amendment") to the Assignment and Assumption Agreement, dated March 2, 1995, the Assignors agreed to defer payment of $10 million (the "Subordinated Debt") of such amount and to subordinate the payment of the Subordinated Debt to them to the Company's repayment of certain borrowings and the repayment of certain obligations of subsidiaries of the Company, the repayment of which obligations were guaranteed by the Company. In consideration of the payment deferral and subordination, warrants (the "Assignor Warrants") were issued to (i) GRI to purchase 250,000 shares of Common Stock, (ii) RER to purchase 250,000 shares of Common Stock,
(iii) Comay to purchase 300,000 shares of Common Stock and (iv) H&H to purchase 200,000 shares of Common Stock. In March 1995, Comay assigned Assignor Warrants to purchase 200,000 shares and 100,000 shares of Common Stock to Mr. Cohen and Mr. Mayerson, respectively, its affiliates. In March 1995, H&H assigned all of its Assignor Warrants to Mr. Hirsch, its affiliate. In May 1997, GRI assigned all of its Assignor Warrants to Growth Realty Holdings LLC, its affiliate.

         The Assignor Warrants are exercisable to purchase shares of Common Stock at an exercise price of $4.25 per share (the closing sale price of the Common Stock on March 2, 1995) between March 1, 1996 and March 1, 2000. In addition to a general provision requiring adjustment of the Assignor Warrants in the event of any extraordinary corporate event, the Assignor Warrants are required to be adjusted under certain specified circumstances. In the event of a reorganization or reclassification of the capital stock of the Company, or any consolidation or merger of the Company with another company or the sale of all or substantially all the assets of the Company (collectively, a "Capital Event"), the Assignor Warrants are required to be adjusted so that upon their exercise the holder thereof will receive such amount of securities or assets as the holder would have received had it exercised its Assignor Warrants prior to the Capital Event. In the event the Company declares a stock dividend, the number of shares of Common Stock subject to the Assignor Warrants is required to be increased by the number and the kind of shares which the holder would have received if it had exercised its Assignor Warrants prior to the dividend. In the event the Company declares a dividend payable in property, the Assignor Warrants are required to be adjusted so that the number of shares of Common Stock subject to the Assignor Warrants will be increased by the quotient of the per share market value of the Common Stock, and the per share market value of the Common Stock reduced by the per share amount of property being distributed. In the event that the Company issues: (1) additional shares of Common Stock in a manner not described above and for a consideration per share less than the market value of the Common Stock; or (2) any other securities exercisable for or convertible or exchangeable into shares of Common Stock where the per share price upon the exercise, conversion or exchange of such securities is less than the market value of the Common Stock at the time of issuance, the number of shares of Common Stock subject to the Assignor Warrants is required to be increased by the quotient of the number of outstanding shares of Common Stock outstanding on a fully diluted basis before and after the issuance. If, in connection with certain types of compensation plans, the Company issues securities exercisable for or convertible or exchangeable into shares of Common Stock where the per share price upon the exercise, conversion or exchange of such securities is less than the market value of the Common Stock at the time of issuance, the Assignor Warrants are required to be adjusted so that the number of shares of Common Stock subject to the Assignor Warrants will be increased by the quotient of the per share market value of the Common Stock and the per share market value of the Common Stock reduced by the compensation being paid. In connection with each adjustment of the number of shares issuable upon exercise of the Assignor Warrants, the exercise price of the Assignor Warrants is required to be proportionately adjusted. The Assignor Warrants provide that the holders thereof have certain demand and piggyback registration rights with respect to the shares of Common Stock subject to the Assignor Warrants.

         GREENWICH WARRANTS. In November 1996, MMC entered into an agreement with Greenwich Capital Markets, Inc. ("Greenwich") providing for the purchase of up to $2 billion of loans over a five year period. Pursuant to the agreement, the Company issued to Greenwich four-year warrants (the "Greenwich Warrants" and, together with the Assignor Warrants, the "Warrants") to purchase 1,000,000 shares of Common Stock at an exercise price of $7.125 per share. In March 1997, Greenwich assigned Greenwich Warrants to purchase 100,000 shares of Common Stock to Jay Botchman. The Greenwich Warrants are exercisable between October 28, 1997 and October 28, 2000. The provisions of the Greenwich Warrants, including the adjustment provisions, are substantially similar to those of the Assignor Warrants.


                                  LEGAL MATTERS

         The validity of the Shares being offered hereby is being passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., 1221 Brickell Avenue, Miami, Florida 33131.


                                     EXPERTS

         The consolidated statements of financial condition as of August 31, 1996 and August 31, 1995, and the consolidated statements of operations, consolidated statements of stockholders' equity and cash flows for each of the three years in the period ended August 31, 1996, incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

================================================================================

         No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, or an offer to sell or solicitation of an offer to buy such securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date of this Prospectus.


                             ----------------------


                   TABLE OF CONTENTS

                                                Page
                                                ----
Available Information............................2
Incorporation Of Certain Documents By Reference..2
The Company......................................4
Risk Factors.....................................5
Use Of Proceeds.................................17
Selling Securityholders.........................18
Indemnification Of Directors And Officers.......19
Plan Of Distribution............................19
Description Of Securities.......................20
Legal Matters...................................22
Experts.........................................22


================================================================================


                                2,643,347 SHARES



                              MEGO FINANCIAL CORP.


                                  COMMON STOCK


                                ---------------
                                   PROSPECTUS
                                ---------------




                             ________________, 1997


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Company will pay all of the expenses incurred in connection with the offering described in this registration statement, other than underwriting commissions and discounts and counsel fees and expenses of counsel of the Selling Securityholders. Such expenses are estimated to be as follows:

Securities and Exchange Commission registration fee................  $ 5,733
Legal fees and expenses............................................   20,000
Accounting fees and expenses.......................................   20,000
Miscellaneous......................................................    4,267
                                                                     -------
         Total.....................................................  $50,000

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under the New York Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation require the Company to indemnify the Company's directors, officers, employees and agents. Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


ITEM 16.     EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION

    5.1   Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.*

   23.1   Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.
          (contained in Exhibit 5.1 to be filed by amendment)

   23.2   Consent of Deloitte & Touche LLP

   24.1   Power of Attorney (contained on signature page)

-----------------------
*To be filed by amendment

ITEM 17.     UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes that:

                  (1) It will include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 22nd day of May, 1997.


                                              MEGO FINANCIAL CORP.


                                              By: /s/ Jerome J. Cohen
                                                 -------------------------------
                                                 Jerome J. Cohen, President

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Jerome J. Cohen and Don A. Mayerson, and each of them, his true and lawful attorney-in-fact, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                          TITLE                              DATE
                  ---------                                          -----                              ----
/s/Robert Nederlander                             Chairman of the Board, Chief Executive             May 22, 1997
---------------------------------------                    Officer and Director
Robert Nederlander

/s/Jerome J. Cohen                                          President and Director                   May 22, 1997
---------------------------------------
Jerome J. Cohen

/s/Herbert B. Hirsch                              Senior Vice President, Chief Financial and         May 22, 1997
---------------------------------------           Accounting Officer, Treasurer and Director
Herbert B. Hirsch

/s/Eugene I. Schuster                                     Vice President and Director                May 22, 1997
---------------------------------------
Eugene I. Schuster

/s/Wilbur L. Ross                                                  Director                          May 22, 1997
---------------------------------------
Wilbur L. Ross, Jr.

/s/John E. McConnaughy, Jr.                                        Director                          May 22, 1997
---------------------------------------
John E. McConnaughy, Jr.

                                  EXHIBIT INDEX



NUMBER                                 DESCRIPTION
------                                 -----------

 23.2                      Consent of Deloitte & Touche LLP